Condensed Consolidated Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three Months Ended March 31, 2011 and March 31, 2010

May 2, 2011

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

		March 31,	December 31,
	Notes	2011	2010
Assets
Current assets:
Cash and cash equivalents		$303,126	$436,462
Short-term inv estments	(3)	144,651	-
Other current assets		204	201
		447,981	436,663
Non-current assets:
Mineral property and equipment, net	(4)	523,591	521,432
Deposits		5,462	25
		529,053	521,457

Total Assets		$977,034	$958,120

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$5,721	$2,595
Income tax payable		197	197
		5,918	2,792

Non-current liabilities:
SARs liability	(5)	549	269
Total Liabilities		6,467	3,061

Shareholders’ equity:
Share capital		968,527	951,135
Reserves		9,823	11,934
Deficit		(7,783)	(8,010)
Total Shareholders' Equity		970,567	955,059

Total Liabilities and Shareholders' Equity		$977,034	$958,120

See accompanying notes to condensed consolidated financial statements.

APPROVED BY THE DIRECTORS

Dan Rovig	Kevin McArthur
Director	Director and Chief Executive Officer

May 2, 2011	1

Condensed Consolidated Statements of Operations and Comprehensive Income (loss) (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information)

	Three Months Ended
	March 31,	March 31,
	2011	2010
Expenses:
Share based payments	$3,259	$-
Salaries	1,908	40
Exploration drilling & assays	850	-
Office services and rental	1,157	21
Mine engineering consulting	1,152	-
Consulting	766	169
Legal and structuring costs	408	292
Metallurgical drilling	195	-
Relocation	12	1
Others	878	96
	(10,585)	(619)
Foreign exchange gain	9,782	3
Interest income	1,030	-
Income (loss) for the period before income tax	227	(616)
Income tax expense	-	-
Income (loss) for the period	227	(616)
Other comprehensive loss	-	-
Net income (loss) and comprehensive loss	$227	$(616)
Income (loss) per share:
Basic and diluted income (loss) per share	$-	$(0.48)
Weighted average number of shares outstanding	141,877,903	1,288,711

See accompanying notes to condensed consolidated fiinancial statements.

May 2, 2011	2

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars)

		Three Months Ended
		March 31,	March 31,
	Note	2011	2010
Cash provided by (used in):
Operations:
Net income (loss) for the period		$227	$(616)
Items not involving cash:
Depreciation		16	-
Share based payments		3,259	-
Foreign exchange gain		(9,782)	-
Others, net		(920)	(3)
Changes in non-cash working capital and other:
Other current and noncurrent assets		(5,180)	(11)
Accounts payable and accrued liabilities		2,915	212
		(9,465)	(418)
Investing
Interest received		1,030	-
Land acquisitions		(1,623)	-
Plant and equipment additions		(922)	(35)
Purchase of short-term investments		(144,651)	-
		(146,166)	(35)

Financing:
Proceeds received from directors loans		-	1,786
Proceeds from issuance of common shares on exercise of underwriter warrants		13,078	-
Share issuance costs		(565)	-
		12,513	1,786

Effect of exchange rates on cash and cash equivalents		9,782	3
Increase (decrease) in cash		(143,118)	1,333
Cash and cash equivalents, beginning of period		436,462	-
Cash and cash equivalents, end of period		$303,126	$1,336

See accompanying notes to condensed consolidated financial statements.

May 2, 2011	3

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) March 31, 2011

				Share
				Based
		Number	Share	Payments
	Notes	of Shares	Capital	Reserve	Deficit	Total
Issuance of one share on incorporation, at CAD$1.00 beginning balance at January 1, 2010		1	$-	$-	$-	$-
Shares issued on conversion of
Director loans:
Converted at CAD$0.25 per share		1,600,000	385	-	-	385
Converted at CAD$2.00 per share		750,000	1,401	-	-	1,401
Net income (loss)		-	-		(616)	(616)
Balance March 31, 2010		2,350,001	1,786	-	(616)	1,170
Shares issued for cash:
Issued to Directors at CAD$2.00 per share		750,000	1,500	-	-	1,500
Initial Public Offering at CAD$6.00 per share, net of issuance costs		58,000,000	300,938	7,083	-	308,021
Over allotment at CAD$6.00 per share, net of issuance costs		5,800,000	32,028	-	-	32,028
Underwriters Warrants exercised at CAD$6.00 per share		762,140	6,014	(1,532)	-	4,482
Exercise of stock options		2,500	16	(116)	-	-
Underwritten offering at CAD$14.10 per share, net of issuance costs		24,959,692	334,736	-	-	334,736
Shares issued to non-employee as compensation for services		60,000	340	-	-	340
Shares issued on acquisition of mineral property		48,130,304	273,413	-	-	273,413
Shares issued under Restricted Share Award (RSAs) compensation plan:
Issued to Directors		60,000	364	-	-	364
Share based payments		-	-	6,399	-	6,399
Net income (loss)		-	-		(7,394)	(7,394)
Balance December 31, 2010		140,8 74,637	951,135	11,934	(8,010)	955,059
Shares issued for cash:
Underwriters Warrants exercised at CAD$6.00 per share		2,132,785	177,389	(4,311)	-	13,078
Exercise of stock options		-	28	-	-	28
Underwritten offering at CAD$ 14.10 per share issuance costs	(5)	-	(25)	-	-	(225)
Share based payments		-	-	2,200	-	2,200
Net income (loss)		-	-	-	227	227
Balance March 31, 2011		143,0 07,422	$968,527	$9,823	$(7,783)	$970,567

See accompanying notes to condensed consolidated financial statements.

May 2, 2011	4

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2011

1.	Operations:

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009 under the name of CKM Resources Inc. On January 13, 2010, the Company changed its name to Tahoe Resources Inc. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	Significant accounting policies:

(a)

Basis of presentation:
The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Statements of the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The condensed consolidated financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year en nded December 31, 2010.

These condensed consolidated financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated financial statements have been prepared on a historical cost basis. The condensed consolidated financial statements are presented in United States dollars, which is the Company’s and all of its subsidiaries’ functional currency, rounded to the nearest thousand dollars.

The Board of Directors authorized issuance of the conde ensed consolidated financial statements on May 2, 2011.

(b)

New standards and interpretations not yet adopted:
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2011, and have not been applied in preparing these condensed consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

3.	Short-term investments:

Short-term investments are comprised of Guaranteed Investment Certificates held at large Canadian financial institutions. These investments have terms to maturity of greater than 90 days when acquired.

May 2, 2011	5

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2011

4.	Mineral property, plant and equipment:

	Other capital
	expenditures,
	plant and	Mineral
	equipment	property	Total
Cost
Balance at December 31, 2010	$917	$520,534	$521,451
Additions	552	1,623	2,175
Balance at March 31, 2011	$1,469	$522,157	$523,626

Accumulated Depreciation
Balance at December 31, 2010	$(19)	$-	$(19)
Additions	(16)	-	(16)
Balance at March 31, 2011	$(35)	$-	$(35)

Carrying Amounts
At December 31, 2010	$898	$520,534	$521,432
At March 31, 2011	$1,434	$522,157	$523,591

5.	Share based payments:

Share-based compensation arrangements

For the period ended March 31, 2011, the Company issued the following awards under its share-based payment arrangements:

Share option program (equity-settled)

On March 3, 2011, the Company granted stock options to the employees for the acquisition of up to 345,000 common shares exercisable at the price of CAD$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

The number and weighted average exercise price of share options is as follows:

	Weighted average
	exercise price
	CAD$	Number of options
Outstanding at December 31, 2010	6.93	2,547,500
Granted	17.56	345,000
Outstanding at March 31, 2011	8.20	2,892,500
Exercisable at March 31, 2011	6.93	849,167

May 2, 2011	6

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2011

5.	Share based payments (continued):

For the three months ended March 31, 2011, the Company has recorded $1,090 of compensation expense relating to the share option program.

Share Awards (equity-settled)

On March 3, 2011, the Company granted 156,000 Deferred Share Awards (DSAs) to executives and employees. Compensation cost for DSAs is measured based on the closing price of the stock one day prior to the grant date. The vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date.

Number of
Share Awards
Outstanding at December 31, 2010	1,306,000
Granted	156,000
Outstanding at March 31, 2011	1,462,000

For the three months ended March 31, 2011, the Company has recorded $1,110 of compensation expense relating to DSAs.

Share Appreciation Rights (cash settled)

During the three months ended March 31, 2011, the Company issued 35,000 SARs to employees. The SARs issued are valid for up to five years from the issue date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date.

Number of SARs
Outstanding December 31, 2010	255,000
Issued	35,000
Outstanding at March 31, 2011	290,000
Exercisable on March 31, 2011	58,000

For the three months ended March 31, 2011, the Company has recorded $1,059 of compensation expense relating to SARs with a corresponding liability recorded. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes formula.

May 2, 2011	7

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2011

Inputs for measurement of grant date fair values

The grant date fair values of the share-based options were measured based on the Black-Scholes formula. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets. The inputs used in the measurement of the fair values at the grant date of the share-based payment plan are the following:

	2011
	Share Option	SARs
	Program
Grant Date	2-Mar	17-Jan	1-Feb
Share price at grant date in CAD$	$18.43	$13.01	$13.54
Exercise price in CAD$	$17.56	$13.74	$14.16
Expected volatility (weighted average volatility)	60%	63%	61%
Option life	5	5	5
Expected dividends	-	-	-
Risk-free interest rate (based on government bonds)	1.39%	1.39%	1.39%
Resulting fair value at grant date in CAD$	$9.69	$6.74	$7.52

Underwriter warrants (equity-settled)

During the three months ended March 31, 2011, warrants to purchase 2,132,785 common shares were exercised, resulting in cash proceeds of $13,078.

			Warrants
	Price		outstanding at		Warrants
Issue	CAD	Expiry	December 31,		Outstanding at
Date	$	Date	2010	Exercised	March 31, 2011
6/8/2010	$6.00	6/8/2012	2,478,900	(1,920,650)	558,250
6/17/2010	$6.00	6/17/2012	267,960	(212,135)	55,825
			2,746,860	(2,132,785)	614,075

6.	Segment information:

The Company conducts its business as a single operating segment, being the mining business in Guatemala. All mineral properties and eqquipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

May 2, 2011	8

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2011

7.	Financial risk management: Foreign exchange risk

The Group is exposed to currency risk on cash and cash equivalents, short-term investments and accounts payables that are denominated in a currency other than the respective functional currency of Group entities which is the USD. The Group has significant CAD cash and cash equivalent holdings from cash received from the Company’s IPO and subsequent equity financing.

	March 31,	December 31,
	2011	2010
Cash in USD$	$125,470	$10,717
Cash in CAD$	177,345	424,057
Short-term investments in CAD$	144,651	-
Cash in QTZ*	311	1,688
	$447,777	$436,462

*Guatemalan Quetzales

Additional financial risk management disclosures are included in the consolidated financial statements as at December 31, 2010.

8.	Commitments:

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows:

2011	$207
2012	189
2013	191
2014	197
2015	100
Total lease commitments	$884

At March 31, 2011, the Company has signed purchase orders to purchase equipment as follows:

Ball mill parts	$1,598
Underground equipment	5,752
Surface equipment	3,075
Materials & supplies	397
$10,822

May 2, 2011	9